UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

QAD Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A 74727D306

Class B 74727D207

(CUSIP Number)

Pamela M. Lopker

100 Innovation Place

Santa Barbara, CA 93108

(805) 566-6000

with a copy to:

Paul Hastings LLP

1999 Avenue of the Stars, 27th Floor

Los Angeles, CA 90067

(310) 620-5700

Attn: David M. Hernand

Sean A. Monroe

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74727D306/74727D207	13D

1	NAMES OF REPORTING PERSONS Pamela M. Lopker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 6,222,853 Class B – 2,638,318
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 6,222,853 Class B – 2,638,318
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 6,222,853 Class B – 2,638,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 35.8% Class B – 79.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 74727D306/74727D207	13D

1	NAMES OF REPORTING PERSONS The Lopker Living Trust dated November 18, 2013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 4,121,945 Class B – 2,357,535
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 4,121,945 Class B – 2,357,535
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 4,121,945 Class B – 2,357,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 23.7% Class B – 70.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74727D306/74727D207	13D

1	NAMES OF REPORTING PERSONS Lopker Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 363,064 Class B – 21,075
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 363,064 Class B – 21,075
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 363,064 Class B – 21,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 2.1% Class B – 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74727D306/74727D207	13D

1	NAMES OF REPORTING PERSONS Estate of Karl F. Lopker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 634,982 Class B – 108,868
	8	SHARED VOTING POWER Class A – 0 Class B – 0
	9	SOLE DISPOSITIVE POWER Class A – 634,982 Class B – 108,868
	10	SHARED DISPOSITIVE POWER Class A – 0 Class B – 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 634,982 Class B – 108,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 3.7% Class B – 3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 74727D306/74727D207	13D

Item 1.	Security and Issuer

Item 1 of the Original Statement is hereby amended and supplemented with the following:

This Amendment No. 4 (this “Amendment No. 4”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2015, as amended on July 22, 2016, October 19, 2017, and September 26, 2019 (as amended, the “Original Statement”) by and on behalf of Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 (the “Lopker Living Trust”), the Estate of Karl F. Lopker (the “Estate”) and the Lopker Family Foundation and relates to the Class A Common Stock, $0.001 par value per share (“QADA”) and Class B Common Stock, par value $0.001 per share (“QADB”, and, together with QADA, “Common Stock”), of QAD Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 100 Innovation Place, Santa Barbara, CA 93108.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 4 amends and supplements the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment No. 4 is being filed to amend Items 2 through 6 as set forth below to account for (i) the transactions contemplated under the Merger Agreement, (ii) agreements made by certain Reporting Persons to vote for or against certain transactions in connection with the Merger, as set forth in the Support Agreement, and (iii) the exchange of Rollover Shares for Parent Units as contemplated by the Contribution and Exchange Agreement (each such term in this paragraph, as defined below). The information as to shares beneficially held is provided as of June 25, 2021.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Ms. Lopker

The Lopker Living Trust

The Lopker Family Foundation

The Estate

Ms. Lopker acts as sole trustee of the Lopker Living Trust. Ms. Lopker is the sole personal representative of the Estate. Ms. Lopker is President and a director of the Issuer. Ms. Lopker is an officer and board member of the Lopker Family Foundation and as a result may be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by the Lopker Family Foundation. Ms. Lopker disclaims beneficial ownership with respect to the shares owned by the Lopker Family Foundation.

The business address of Ms. Lopker and the Lopker Living Trust is 100 Innovation Place, Santa Barbara, CA 93108.

Ms. Lopker is a United States citizen and the other Reporting Persons are organized or existing under the laws of the United States.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 74727D306/74727D207	13D

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby amended and supplemented with the following:

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) with Project Quick Parent, LLC, a Delaware limited liability company (“Parent”) and Project Quick Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation in the Merger and wholly owned subsidiary of Parent (the “Merger”).

At the effective time of the Merger (the “Effective Time”), the Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent $87.50 in cash (the “Merger Consideration”), excluding (i) any Common Stock held by the Issuer or any of the Issuer’s subsidiaries, which will be cancelled and shall cease to exist and (ii) the Rollover Shares (as defined below).

Immediately prior to the Effective Time, Ms. Lopker, The Lopker Living Trust, and the Estate (together, the “Rollover Investor” or the “Supporting Stockholder”, as appropriate) will roll over and contribute to Parent the Rollover Shares (as defined below) in connection with the Merger.

Item 4.	Purpose of Transaction

Merger Agreement

Item 4 of the Original Statement is hereby amended and supplemented with the following:

On June 27, 2021, the Issuer entered into the Merger Agreement with Parent and Merger Sub, providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly owned subsidiary of Parent in the Merger. At the Effective Time, the Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent the Merger Consideration, excluding (i) any Common Stock held by the Issuer or any of the Issuer’s subsidiaries, which will be cancelled and shall cease to exist and (ii) the Rollover Shares (as defined below).

As soon as practicable following the date of the Merger Agreement, the Issuer’s board of directors will adopt resolutions to effect the following: (i) the Issuer’s Vested Company SARs shall be cancelled and automatically converted into the right to receive an amount in cash equal to the Vested SAR Consideration, (ii) the Issuer’s Unvested Company SARs shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the Cash Replacement SAR Amounts which will be payable as provided in the Merger Agreement, (iii) the Issuer’s outstanding Vested Company RSUs and Vested Company PSUs shall be cancelled and automatically converted into the right to receive an amount in cash equal to the Vested RSU/PSU Consideration, and (iv) the Issuer’s Unvested Company RSUs and Unvested Company PSUs shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the Cash Replacement Company RSU/PSU Amounts, with such amounts payable 50% on the Closing Date and 50% on a deferred basis or as otherwise provided in the Merger Agreement (terms used in this paragraph but otherwise not defined in this Amendment No. 4 have their meanings set forth in the Merger Agreement).

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for (i) each of the parties to use reasonable best efforts to cause the transactions to be consummated and (ii) the Issuer to give notice of, convene and hold a stockholders’ meeting for the purposes of voting and obtaining the approval of stockholders of the adoption of the Merger Agreement and (iii) the Company board of directors to recommend that the stockholders of the Company adopt the Merger Agreement, the transactions contemplated thereby and the Merger, subject to applicable fiduciary duties (the “Company Board Recommendation”). The Merger Agreement also requires the Issuer use its reasonable best efforts to conduct its business in the ordinary course in all material respects during the period from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement. The Issuer is subject to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances.

The closing of the Merger is subject to various customary conditions, including, among other things, the adoption of the Merger Agreement by the affirmative vote or consent of holders of (i) a majority of the voting power of all outstanding shares of Issuer common stock entitled to vote, voting as a single class and (ii) a majority of the voting power of all outstanding shares of Issuer common stock, voting as a single class, that are not owned, beneficially or of record, by the Supporting Stockholder, its affiliates, or any executive officer or director of the Issuer.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by the holders of a majority of the voting power of all outstanding shares of Common Stock entitled to vote, voting as a single class. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Issuer’s Common Stock will be delisted from the NASDAQ Global Select Market and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the Effective Time and the officers of the Issuer at the Effective Time shall in each case be the directors and officers of the surviving corporation, unless otherwise determined by Parent prior to the effective time, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the surviving corporation.

Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on June 27, 2021, the Issuer, Parent and the Supporting Stockholder entered into a support agreement (the “Support Agreement”), pursuant to which the Supporting Stockholder agreed to, with respect to the shares of Common Stock listed in the Support Agreement, (i) vote in favor of the adoption and approval of the Merger Agreement and the other transactions contemplated thereby, (ii) vote against any alternative acquisition proposal by a third party and any action, agreement or transaction that would reasonably be expected to materially impede, interfere with, delay or postpone the consummation of the Merger, and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Issuer. However, in the event the Issuer’s board of directors or any committee thereof (including the Special Committee) (x) withdraws (or modifies, amends or qualifies in a manner adverse to Parent), or proposes publicly to withdraw (or modify, amend or qualify in a manner adverse to Parent), the Company Board Recommendation or (y) fails to include the Company Board Recommendation in the proxy statement, in each instance, in compliance with the Merger Agreement, the obligation of the Supporting Stockholder to vote the shares of Common Stock listed in the Support Agreement as described above shall be modified such that the Stockholder shall only be required to so vote such number of shares as is equal to the number of shares that would represent, as at the time of such vote, 35% of the total voting power of the outstanding shares of the Issuer.

The Supporting Stockholder covenants and agrees not to (i) grant any proxies, powers of attorney, or other such authorization, or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Supporting Stockholder’s Shares, or (ii) offer for sale, sell, pledge, transfer, assign, gift, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of, or enter into any contract or other arrangement with respect to any such transfer, of any of the shares of Common Stock subject to the Support Agreement or any interest therein (other than to certain permitted transferees) or (iii) knowingly take any action that would have the effect of preventing or delaying the Supporting Stockholder from performing any of its obligations under the Support Agreement.

The Support Agreement will automatically terminate upon the earlier of the agreement of the parties, the Effective Time and the termination of the Merger Agreement, and upon such termination no party shall have any further obligations or liabilities under the Support Agreement.

Contribution and Exchange Agreement

In connection with the transactions contemplated by the Merger Agreement, on June 27, 2021, the Issuer entered into a contribution and exchange agreement (the “Contribution and Exchange Agreement”), pursuant to which and immediately prior to the Effective Time, (a) Rollover Investor will contribute to Parent the Rollover Shares (as defined below) and, in exchange for such Rollover Shares, Parent will issue to Rollover Investor the Parent Units (as defined below).

The “Rollover Shares” are comprised of 3,428,571 shares of Issuer’s Common Stock, consisting of a certain amount of QADA and QADB to be determined at a later date, such Rollover Shares having an aggregate value of $299,999,962.50. The “Parent Units” consist of 299,999.96 Class A Units of Parent, valued at $1,000 per unit, and a certain amount of Class B Units of Parent to be determined at a later date, valued at $0 per unit.

Other than as described above, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The descriptions of the Merger Agreement, the Support Agreement and the Contribution and Exchange Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Support Agreement Contribution and Exchange Agreement which have been filed as Exhibit B, Exhibit C and Exhibit D, respectively, and that are incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and supplemented with the following:

As of June 25, 2021, Ms. Lopker’s beneficial ownership includes: 320,362 shares of QADA owned by Ms. Lopker; 75,297 shares of QADB owned by Ms. Lopker; 782,500 shares of QADA representing vested SARs or SARs that vest within 60 days of June 25, 2021 granted to Ms. Lopker; and 90,000 shares of QADB representing vested SARs or SARs that vest within 60 days of June 25, 2021 granted to Ms. Lopker. In addition, Ms. Lopker’s beneficial ownership includes shares held by the Lopker Living Trust, the Lopker Family Foundation and the Estate, as described below.

Ms. Lopker serves as sole trustee of the Lopker Living Trust. As of June 25, 2021, the Lopker Living Trust beneficially owned 4,121,945 shares of QADA and 2,357,535 shares of QADB. As of June 25, 2021, the Lopker Family Foundation beneficially owned 363,064 shares of QADA and 21,075 shares of QADB. Ms. Lopker serves as personal representative of the Estate. As of June 25, 2021, the Estate beneficially owned 634,982 shares of QADA and 108,868 shares of QADB.

The information contained on pages two through five of this Amendment No. 4 and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

CUSIP NO. 74727D306/74727D207	13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

CUSIP NO. 74727D306/74727D207	13D

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

A.	Joint Filing Agreement dated as of September 26, 2019 by and among Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013, Lopker Family Foundation and the Estate of Karl F. Lopker (previously filed with the Securities and Exchange Commission by the Reporting Persons on Schedule 13D/A on September 26, 2019).

B.	Agreement and Plan of Merger dated June 27, 2021 by and among QAD, Inc., Project Quick Parent, LLC and Project Quick Merger Sub, Inc. (previously filed with the Securities and Exchange Commission by the Issuer on Form 8-K on June 30, 2021).

C.	Support Agreement, dated as of June 27, 2021, by and among QAD, Inc., Project Quick Parent, LLC, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 and the Estate of Karl F. Lopker (previously filed with the Securities and Exchange Commission by the Issuer on Form 8-K on June 28, 2021).

D.	Contribution and Exchange Agreement, made as of June 27, 2021 by and between Project Quick Ultimate Parent, LP and Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 and the Estate of Karl F. Lopker.

CUSIP NO. 74727D306/74727D207	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2021

Pamela M. Lopker	/s/ Pamela M. Lopker
Pamela M. Lopker

/s/ Pamela M. Lopker
The Lopker Living Trust	Pamela M. Lopker, Trustee The Lopker Living Trust dated November 18, 2013

/s/ Pamela M. Lopker
The Lopker Family Foundation	Pamela M. Lopker, President and CEO Lopker Family Foundation

/s/ Pamela M. Lopker
The Estate	Pamela M. Lopker, Personal Representative Estate of Karl F. Lopker